Exhibit 99.1

Trip.com Group Launches Hong Kong Public Offering

Shanghai, China, April 7, 2021 — Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Offering”) of 31,635,600 ordinary shares of the Company (the “Offer Shares” or “Shares”) and listing of its Shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “9961.”

The Company’s American depositary shares (the “ADSs”), each representing one ordinary share of the Company, will continue to be listed and traded on the Nasdaq Global Select Market (“Nasdaq”). Investors in the Offering will only be able to purchase Shares and will not be able to take delivery of ADSs. Upon listing of the ordinary shares on the Hong Kong Stock Exchange, the ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ADSs listed on Nasdaq.

The Offering initially comprises 2,214,500 Offer Shares under the Hong Kong Public Offering and 29,421,100 Offer Shares for the international offering (the “International Offering”), representing approximately 7% and 93% of the total number of Offer Shares initially available under the Global Offering, respectively, subject to reallocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the claw back mechanism, as described in the prospectus issued by the Company in Hong Kong dated April 8, 2021, the total number of Offer Shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 8,858,000 Offer Shares, representing approximately 28% of the Offer Shares initially available under the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require the Company to issue up to an additional 4,745,300 ordinary Shares in the International Offering, representing approximately 15% of the total number of Offer Shares initially available under the Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$333.00 per Offer Share (the “Maximum HK Offer Price”), or US$42.95, per ordinary share (equivalent to US$42.95 per ADS). The offer price for the International Offering tranche of the Offering (the “International Offer Price”) may be set higher than, or the same as, the Maximum HK Offer Price. The Company will set the International Offer Price on or about April 13, 2021, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the Nasdaq on the last trading day on or before April 13, 2021 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum HK Offer Price of HK$333.00 per Share. The Shares will be traded in board lots of 50 Shares.

The Company plans to use the net proceeds from the Offering to fund the expansion of its one-stop travel offerings and improve user experience, invest in technology to bolster its leading market position in products and services and improve its operating efficiency, and for general corporate purposes and working capital needs.

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Fully Electronic Application Process for the Hong Kong Public Offering

The Company has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s users and stakeholders engage and interact with each other and the Company. The Company believes such method will also help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The prospectus is available at the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company’s website at https://investors.trip.com.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or through the CCASS EIPO service (directly or through their brokers or custodians). The Hong Kong Public Offering will commence at 9:00 a.m. on Thursday, April 8, 2021 Hong Kong time and will close at 12:00 noon on Tuesday, April 13, 2021 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any questions about making applications in the Hong Kong Public Offering. The hotline number is +852 2862 8646 and will be open from 9:00 a.m. to 9:00 p.m. on Thursday, April 8, 2021, Friday, April 9, 2021, and Monday, April 12, 2021, from 9:00 a.m. to 6:00 p.m. on Saturday, April 10, 2021 and Sunday, April 11, 2021, and from 9:00 a.m. to 12:00 noon on Tuesday, April 13, 2021 Hong Kong time.

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J.P. Morgan Securities (Far East) Limited, China International Capital Corporation Hong Kong Securities Limited, and Goldman Sachs (Asia) L.L.C. are the Joint Sponsors.

The International Offering is being made only by means of a preliminary prospectus supplement dated April 7, 2021 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2019, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the prospectus of the Company dated April 8, 2021.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, Trip.com Group’s description of the proposed offering in this announcement contain forward-looking statements. Trip.com Group may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Trip.com Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Trip.com Group’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release, and Trip.com Group undertakes no duty to update any such information, except as required under applicable law.

Contacts for Investors:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com